

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Jamie Kurshid
Chief Executive Officer
Financial Strategies Acquisition Corp.
2626 Cole Avenue, Suite 300
Dallas, Texas 75204

> **Re: Financial Strategies Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2021**
> **File No. 333-260434**

Dear Mr. Kurshid:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

Amended Registration Statement on Form S-1/A filed November 24, 2021

Exhibits

1. Please obtain and file an updated consent from your independent registered accounting firm. The consent should not be dual dated but should refer to the dual date of the audit report.

You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction